PASCAL VENTURES, INC.
                            6 Venture, Suite 207
                           Irvine, California 92618
                        COMMISSION FILE NUMBER 0-29356

                             DISCLOSURE STATEMENT

                                 PURSUANT TO
                             SECTION 14(f) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                            RULE 14f-1 THEREUNDER


                                 Introduction

     This Statement is being mailed on or about June 30, 1998 to holders of record on June 15, 1998 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of Pascal Ventures, Inc., a Delaware corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about July 13, 1998.

                 Background of Transaction and Change in Control

     Pursuant to the terms of an agreement (the "Agreement") between the Company and Southern States Power Company, Inc., a Louisiana corporation ("Southern"), the Company has agreed to acquire all of Southern's issued and outstanding shares of common stock (collectively, the "Southern Stock") in exchange for an aggregate of 8,205,000 "restricted" shares of the Company's Common Stock (the "Transaction"). As of the date of this Disclosure Statement, there are 500,000 shares of the Company's Common Stock issued and outstanding. As part of the terms of agreement between the Company and Southern, the Company will undertake a forward split of its issued and outstanding common stock in order to establish the number of common shares issued and outstanding at closing to be 2,000,000 shares. Accordingly, if all of the issued and outstanding shares of Southern Stock are exchanged for the Company's Common Stock, the holders thereof will own approximately 80% of the Company's 10,205,000 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by Southern's management (see "Directors and Executive Officers and Related Transactions").

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about July 13, 1998, with the closing to occur shortly thereafter.

                         Reason for Disclosure Statement

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

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

                  Information Relating to the Company's Securities

     As of the date of this report, there are outstanding 500,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                             Principal Stockholders

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

                                       No. of                 Percentage
            Name                    Shares Owned              Ownership

       Heber C. Bishop(1)                50,000                   .48%

       William Curtis Thurmon(1)         30,000                   .29%

       Robert B. Raines, Jr.(1)          20,000                   .19%

       Antoinette Fowler(1)               5,000                   .04%

       B.A.T. International           5,000,000                  48.9%

       Southern States Gas            1,150,000                  11.2%
          Gathering System, LLC

       Southern States Oil              700,000                   6.8%
          Production, LLC

       All Officers and                 105,000                   1.0%
       Directors as a
       Group (4 persons)
________________________

(1)  Officer and/or director of the Company.

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                                        Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
   Name and Address          Offices To Be Held        the Transfer      of Class
-------------------------    ------------------     ----------------   -----------
Heber C. Bishop              President/Director           50,000           .48%
6283 Tall Oaks Lane
Salt Lake City, UT  84121

William Curtis Thurmon           Director                 30,000           .29%
5701 Lakefront
Shreveport, LA  71119


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
                                                        Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
   Name and Address          Offices To Be Held        the Transfer      of Class
-------------------------    ------------------     ----------------   -----------
Robert B. Raines, Jr.            Director                 20,000           .19%
3707 Truett
Shreveport, LA  71107

Antoinette Fowler            Secretary/Treasurer           5,000           .04%
4440 Old Mooringsport Road
Shreveport, LA  71107

B.A.T. International, Inc.         None                5,000,000         48.9%
3601 Empire Avenue
Burbank, CA  91505

Southern States Gas
   Gathering System, LLC           None                1,150,000         11.2%
830 Havens Road
Shreveport, LA  71101

Southern States Oil
    Production, LLC                None                  700,000          6.8%
830 Havens Road
Shreveport, LA  71107

All Proposed Directors                                   105,000          1%
   and Officers as a
   Group (4 persons)


                                Legal Proceedings

     There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

            Directors and Executive Officers and Related Transactions

Directors and Executive Officers.

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

        Name                   Age             Position

   Heber C. Bishop              73             President/Director

   Antoinette Fowler            36             Secretary/Treasurer

   William Curtis Thurmon       41             Director

   Robert B. Raines, Jr.        39             Director


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
Resumes:

Heber C. Bishop, has been President and Director of Southern States Power Company, Inc. since its inception in 1998. Mr. Bishop has spent fifty-two years selling and promoting heavy equipment and machinery relating to the generation of electricity, including Skinner Steam Engines, Union Iron Works steam generators and all supporting structural steel, ductwork and breaching relating to central power generating equipment. His career includes the sales of high pressure pumps, valves and control equipment relating to the power plant industry. In August 1990, Mr. Bishop embarked on the development of a major electric co-generation plant. As a result of this 2 1/2 year effort, a 90 megawatt power plant was built in Henderson, Nevada at a cost of $110,000,000. The plant has been generating power for the past six years for delivery to the local utility. This co-generation plant is reputed to be one of the best and most successful plants of its kind in the United States. In addition to these activities, Mr. Bishop serves as Vice President and Marketing Consultant to Magna Energy Systems/Magna Group of Companies. Those entities deal with several fields, including natural gas, housing development and development of a unique burner to dispose of used auto and truck tires.

William Curtis Thurmon, has been a Director of Southern States Power Company, Inc. since its inception in 1998. He received his B.S. in Petroleum Engineering from Louisiana Tech University in 1980. After graduation, Mr. Thurmon joined Amoco Production Company as an Engineer in Lafayette and New Orleans, Louisiana, where his areas of expertise included management of daily operations, drilling and development of oil fields and maximization of existing production. While with Amoco, Mr. Thurmon achieved the classification of Petroleum Engineer-Senior Grade. In 1984, Mr. Thurmon began a tenure with Southland Royalty Company in Casper, Wyoming where he served as Operations Manager for the Northern Rockies District. In 1986, Mr. Thurmon returned to Louisiana and started his own oil and gas production company in the Caddo Pine Island Field near Shreveport.
There he assembled a package of over 1200 producing oil and gas wells. In time, Mr. Thurmon acquired and operated a sixty-five mile gas gathering pipeline complete with a refrigeration plant and a sales tape into a major national gas pipeline. In 1998, Mr. Thurmon sold his business and joined Southern States Power Company.

Robert B. Raines, Jr., has been a Director of Southern States Power Company, Inc. since its inception in 1998. He received his B.S. in Geology from Northeast Louisiana University in 1982. In 1983 he began a five-year tenure with Monroe Well Service, Inc. in Shreveport, Louisiana where he served as Chief Geologist and Operations Manager for over 1,700 oil and gas wells. He served in the same capacity for Gemini Exploration, Inc. in Shreveport in 1989 before taking a position with Consolidated Energy Investments, Inc. where he worked as a Petroleum/Operations Geologist unit 1994. Thereafter, he joined ALTEC Environmental Consultants, Inc. as an Environmental Geologist where he specialized in solid and hazardous waste remediation, the remediation of soil and groundwater at underground storage tank sites and environmental permit processes.

Antoinette Fowler, has been Secretary/Treasurer of Southern States Power Company, Inc. since its inception of 1998. She received her Fine Arts Degree from Northwestern Michigan College in Traverse City, Michigan in 1981. In 1987 she joined the staff of the Crescent Hotel in Phoenix, Arizona as Special Events Manager and On-Site Recycling Coordinator. From 1990 to 1997 Ms. Fowler owned and managed East of Phoenix, a full-service laundry facility located in Cedarville, Michigan. In 1998 she moved to Shreveport, Louisiana and joined Southern States.



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
Compensation

     For the period since inception, no officer or director of Southern received remuneration other than common stock valued at less than $10,000. No annual salaries will be paid in the foreseeable future. There are no employment agreements between Southern and its executive officers or directors.

     In addition, Southern may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance. However, as of the date of this information statement, no such plans have been adopted by the Company.

Standing Audit, Nominating and Compensation Committees.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

     The Company presently has three Directors. During the fiscal year ended April 30, 1998, the Directors held three meetings of the Board of Directors.

                   Compensation of Directors and Executive Officers

     The Company's officers and directors have not been paid a salary during the fiscal year ended April 30, 1998. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1998 fiscal year.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.


Dated: June 30, 1998.

                                PASCAL VENTURES, INC.

                                s/Bruce Crawford

                                Bruce Crawford, President




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